SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                    Report for the Month of November, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Issue of Equity



 Not for release, distribution or publication in or into the United States,
                      Canada, Australia, Ireland or Japan

                               XENOVA GROUP PLC

     UK PLACING, US PRIVATE PLACEMENT AND OPEN OFFER TO RAISE GBP21.1 MILLION
                          AND CAPITAL REORGANISATION




Slough, UK, 26 November 2003 - Xenova Group plc (Nasdaq NM: XNVA; London Stock
Exchange: XEN), the UK-based bio-pharmaceutical group, which focuses on the therapeutic areas of cancer and immune system disorders, today announces that Xenova proposes to raise approximately GBP21.1 million (approximately GBP19.4 million net of expenses) through a UK Placing, a US Private Placement and an Open Offer of 18,760,169 Units, comprising an aggregate of 187,601,690 Offer Shares and 56,280,507 Warrants, at a price of 112.5p per Unit (each Unit comprising 10 Offer Shares and 3 Warrants), and to reorganise its share capital.



Highlights are as follows:



- UK Placing in respect of 11,360,578 Units at a price of 112.5p per Unit. The UK Placing has been fully underwritten by Nomura on the terms and conditions set out in the UK Placing Agreement;

- US Private Placement in respect of 7,362,461 Units at a price of 112.5p per Unit pursuant to the US Subscription Agreement;

- an aggregate of 18,760,169 Units to be offered pursuant to the Open Offer. These Units comprise the 11,360,578 Units placed under the UK Placing and the 7,362,461 Units placed under the US Private Placement referred to above, and 37,130 Units which are the subject of the Directors' Undertakings;

- a sub-division, conversion and redesignation of each issued Existing Ordinary Share into one New Ordinary Share and nine Deferred Shares and a sub-division of each authorised but unissued Existing Ordinary Share into ten New Ordinary Shares; and

- subject to the approval of the High Court, cancellation of the Deferred Shares, arising from the Capital Reorganisation, for no consideration.



David Oxlade, Chief Executive Officer of Xenova commented:



"We are delighted with the strong support received from both existing and new shareholders and are particularly pleased to see a significant participation by US investors in the issue.



Xenova has a broad pipeline of products in clinical development and partnerships with a number of significant pharmaceutical companies. With these funds, we now have the required capital to fund the first phase III trial of TransMIDTM and to progress the development of the company's later stage programmes."



Enquiries


Xenova Group plc                             Tel.: 01753 706 600
David Oxlade, Chief Executive Officer
Daniel Abrams, Finance Director

Nomura International plc                     Tel.: 020 7521 2000
David Rasouly

Media Enquiries: Financial Dynamics          Tel.: 020 7831 3113
David Yates
Ben Atwell



Nomura International plc is acting exclusively for Xenova Group plc in relation to the Offerings and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any person other than Xenova Group plc for providing the protections afforded to its clients nor for providing advice in relation to the Offerings nor any other matter referred to in this announcement or the Prospectus.



The Directors of Xenova are the persons responsible for the information contained in this announcement. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.



This announcement does not constitute an offer of or an invitation to purchase or otherwise acquire any Units, Offer Shares, Warrants or any ordinary shares issuable upon exercise of the Warrants that are the subject of the Open Offer in any jurisdiction in which such offer or solicitation is unlawful. The Open Offer is not being made in, or into, the US or Canada. Neither the Units, nor the Offer Shares, nor the Warrants, nor any ordinary shares issuable upon exercise of the Warrants have been, or will be, registered under the US Securities Act of 1933 (as amended), under the securities laws of any state of the US or under the applicable securities laws of Canada, Ireland, Australia or Japan. Accordingly, unless an exemption under any applicable law is available, neither the Units, nor the Offer Shares, nor the Warrants, nor any ordinary shares issuable upon exercise of the Warrants that are the subject of the Open Offer may be offered, sold, transferred, taken up or delivered, directly or indirectly, in the US, Canada, Ireland, Australia or Japan or any of their respective territories or possessions or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement.



This announcement does not constitute an offer of or an invitation to purchase or otherwise acquire, any Units, Offer Shares, Warrants or any ordinary shares issuable upon exercise of the Warrants that are the subject of the US Private Placement. All of the Units that are the subject of the US Private Placement have been previously subscribed for by accredited investors (as defined in Regulation D) in transactions exempt from the registration requirements of the US Securities Act of 1933, as amended. The Units, Offer Shares, Warrants and any ordinary shares issuable upon exercise of the Warrants that are acquired in the US Private Placement will be subject to restrictions on transfer and, with certain limited exceptions, may not be (and are not hereby being) reoffered or resold within the US. No public offering of Units, Offer Shares, Warrants or any ordinary shares issuable upon exercise of the Warrants is being made in the US.



This press release contains "forward-looking statements", including certain forward-looking statements concerning the strategy and competitive strengths, expectations and plans, collaborative revenues, research and development, general and administrative expenses, and operations, performance and financial condition of Xenova Group plc. Such statements may generally, but not always, be identified by their use of words such as "anticipates," "expects," "plans," " estimates," or "believes." Although the Directors of Xenova Group plc believe that the expectations reflected in the forward-looking statements are reasonable, no assurance can be given that the expectations will prove in hindsight correct. Various factors may cause Xenova Group plc's actual results to differ materially from those expressed or implied by the forward-looking statements, including: adverse results in its drug discovery and clinical development programs; failure to obtain patent protection for its discoveries; commercial limitations imposed by patents owned or controlled by third parties; its dependence upon strategic alliance partners to develop and commercialise products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting form its development efforts; the requirement for substantial funding to conduct research and development and to expand commercialisation activities; product initiatives by competitors; and unanticipated difficulties in the integration of acquired businesses. For a further list and description of the risks and uncertainties Xenova Group plc faces, see the reports it has filed with the Securities and Exchange Commission.
  Xenova Group plc disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



                                Xenova Group plc



UK Placing, US Private Placement and Open Offer to raise GBP21.1 million AND Capital reorganisation



Introduction



The Board of Violet announced today that Xenova proposes to raise approximately GBP21.1 million (GBP19.4 million net of expenses) through a UK Placing, a US Private Placement and an Open Offer of 18,760,169 Units, comprising an aggregate of 187,601,690 Offer Shares and 56,280,507 Warrants, at a price of 112.5p per Unit (each Unit comprising 10 Offer Shares and 3 Warrants), and to reorganise its share capital.



The Issue Price represents the equivalent of a discount of 1.25p (10 per cent.) to the closing middle market price of 12.5p per issued Existing Ordinary Share trading on the London Stock Exchange on 25 November 2003 (the last practicable date prior to the publication of the Prospectus) (on the basis of no consideration being attributable to the Warrants).



Background to Xenova



Xenova is a UK-based bio-pharmaceutical company which focuses primarily on novel approaches to the treatment and prevention of cancer, with a secondary focus on immunotherapy. Xenova has a broad pipeline of products in clinical development and has a well established track record in the identification, development and partnering of innovative products and technologies.



On 14 August 2003, Xenova announced a recommended offer to acquire the entire issued share capital of KS Biomedix, a UK listed drug research and development group. This acquisition became unconditional in all respects on 15 September 2003 and the planned integration and rationalisation across the two businesses is well advanced.



Like Xenova, KS Biomedix was focused on the development of products for the treatment of cancer, particularly for clinical indications where survival prognosis is poor and those where there are few, if any, approved products. As a result of this acquisition, the enlarged Xenova Group has a broader clinical pipeline with a total of 12 products in clinical stage development including eight products in oncology (three in Phase II or Phase III) and four in addiction and immunology.



Strategy



Xenova focuses its resources on the discovery and development of commercially attractive novel, small molecule and biologic drug candidates. The Company believes there are attractive commercial opportunities for novel cancer and immunotherapeutic drugs that address clear unmet clinical needs. Through its expertise in these areas, the Group is well placed to take advantage of these opportunities.



The Directors believe that greatest value and near term-benefits can be achieved through focusing its development efforts on the commercially more attractive and later-stage drug candidates in the Group's portfolio. As a result, six key clinical development programmes have been prioritised a number of which benefit from external funding or support, substantially reducing the costs of clinical development to Xenova. The Company has deprioritised the majority of the Group's early stage development programmes except where the programmes are externally funded.



Xenova seeks to manage risk and reduce cash burn and commercialise its development products through partnering with major pharmaceutical companies and entering into licensing agreements. Management has demonstrated a strong track record of entering into attractive licensing agreements for individual territories while retaining territorial rights within the business for outlicensing at a later stage.



Currently Xenova has partnerships with a number of significant pharmaceutical companies including Celltech, Genentech, Lilly, Millennium, Pfizer and QLT.



Xenova generally seeks to finance the development of its new drugs up to the completion of Phase II trials, at which point a licensing partner is sought to support the development and marketing of the product. To maximise value, Xenova also seeks to retain rights to significant geographic territories.



Reasons for the Offerings and Use of Proceeds



Xenova will use the proceeds from the Offerings to progress the development of the Group's later stage and commercially more attractive clinical programmes in order to extract the greatest value and nearer-term benefits from the Group's product portfolio. The Directors expect to enter into further licensing agreements with the prioritised drug programmes and, in addition, intend to pursue licensing opportunities for those programmes that have been deprioritised. The Directors believe that the additional financial strength resulting from the Offerings will also put the Group in a better position to negotiate favourable terms for its licensing agreements or other corporate transactions.



Specific areas to which funds from the Offerings, as well as existing funds, will be applied include the following:



- progressing TransMIDTM through Phase III clinical trials. TransMIDTM, which was acquired as part of the acquisition of KS Biomedix, is the most advanced product in Xenova's pipeline. At the time of the acquisition, the Directors indicated that they would seek funding to progress the programme. FDA approval to an SPA is currently being sought to progress TransMIDTM into Phase III clinical trials in adults with recurrent and/or progressive non resectable glioblastoma multiforme comprising two Phase III trials each costing approximately GBP11 million. Subject to FDA approval, it is intended that the first of these trials would commence immediately in approximately 50 centres in Europe and the US. This should then enable the Group, if necessary, to select an appropriate partner for the North American market to fund the second Phase III trial if the review of clinical data from the first study shows positive results;

- progressing at least one product candidate from the Group's novel DNA targeting agent programme (XR11576, XR5944, XR11612) to Phase II clinical trials. While the North American rights of these compounds have been licensed to Millennium, the Group has retained ownership of rights to, and is responsible for the development costs of, the programme in Europe and the rest of the world;

-       progressing XR303 through Phase I/II studies in pancreatic cancer; and

- progressing the addiction vaccines, TA-CD and TA-NIC, through clinical trials to establish proof of concept in man.



The aggregate net proceeds of the Offerings are expected to be approximately GBP19.4 million. The Directors currently estimate that approximately GBP11 million will be invested in the first TransMIDTM Phase III clinical trial, approximately GBP5 million invested in progressing the other prioritised clinical programmes and the remainder used for working capital.



Background to the Warrants



The Board of Xenova has been considering various methods of financing the Group's continuing operations. The issue of Units is considered by the Board to be the most appropriate method of attracting funding for the Company.



The Company is of the opinion that, having regard to the Group's available financing facilities and the aggregate net proceeds of the Offerings prior to any exercise of the Warrants, the Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this annoucement. The Warrants, if exercised in full, would provide the Company with additional funds of approximately GBP7.0 million by 31 December 2008 to help fund the Group's development.



Upon Admission taking place, the Warrants will be listed on the Official List and tradeable separately from the Offer Shares on the London Stock Exchange's market for listed securities.



Current Trading and Prospects



On 6 November 2003, the Company published its unaudited results for the nine months to 30 September 2003 which consolidate the financial statements of the KS Biomedix Group into those of the Xenova Group. At that date, Xenova had GBP10.6 million in cash and liquid resources.



Following the acquisition of KS Biomedix in September 2003, Xenova has made good progress in rationalising and consolidating the two groups, resulting in a significant reduction in costs and a reduction in the total number of employees to approximately 115. As a result the Directors are confident that the prospects for the Xenova Group are positive for the current financial year.



As part of the restructuring activities following completion of the acquisition of KS Biomedix, approximately 26 positions have been eliminated across both head office and the research and development functions. The key clinical team managing TransMIDTM has now been relocated to Xenova's main offices in Slough. The Group is in various stages of discussions concerning the letting or disposal of surplus premises and is also seeking to dispose of non-core assets, including excess manufacturing facilities, and to license out deprioritised programmes. In particular, Xenova is in advanced negotiations with respect to the disposal of the Farnham property and expects shortly to agree a sale. Xenova is also in negotiations with respect to the disposal of related non-core research activities at that site. These were acquired as part of the KS Biomedix acquisition.



The Directors expect that losses and cash outflows will continue for a number of years. However, the Directors believe that this fundraising will allow the Company to continue the development of its clinical programmes and to commercialise its products through licensees.



Shareholders should be aware that if the Offerings do not proceed, the Xenova Group would not have sufficient working capital, for at least the next 12 months from the date of publication of the Prospectus, to support its currently planned level of activities.



If the Offerings do not proceed, the Group would need to take steps to reduce its activities in order to enable Xenova, on a standalone basis, to remain a going concern for at least the next 12 months from the date of the Prospectus. Such steps would include a reduction in overheads and development expenditure on the Group's drug candidates which may delay, reduce or eliminate the development of product candidates which are not externally funded by partners. In addition, the Group may also be forced to license the rights to some of its drug candidates and technologies at an earlier stage than would otherwise be intended, which would be likely to be on less favourable terms.



Details of the UK Placing, the US Private Placement and the Open Offer



The Company is proposing to raise in aggregate approximately GBP21.1 million (approximately GBP19.4 million net of expenses) by the issue of 18,760,169 Units at the Issue Price. This issue comprises:



- 6,090,148 Units, in aggregate, which are being placed firm under the UK Placing and the US Private Placement;

- 12,632,891 Units, in aggregate, which have been placed under the UK Placing and the US Private Placement subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer; and

- 37,130 Units, in aggregate, which are the subject of the Directors' Undertakings.



Units are being placed firm under the UK Placing and the US Private Placement with the intention of broadening the shareholder base of the Company by attracting new shareholders, including accredited investors in the United States. The Units being placed firm comprise 1,919,296 Units which are the subject of the Dr Tan Undertaking under which Dr Tan has agreed not to take up his entitlement under the Open Offer and to procure that certain of his family members and trusts, of which he and his family are beneficiaries, do not take up their entitlements as Qualifying Shareholders under the Open Offer and 4,170,852 Units attributable to ADSs which the Company's ADS depositary will not take up under the Open Offer.



Under the UK Placing Agreement, Nomura has agreed, subject to certain conditions, to use its reasonable endeavours to procure subscribers for 11,360,578 Units at the Issue Price. To the extent that it fails to procure subscribers for such Units, and unless Units offered under the Open Offer are taken up by Qualifying Shareholders, Nomura will subscribe at the Issue Price for such Units.



Under the US Subscription Agreement, US accredited investors have, subject to certain conditions, entered into binding commitments to subscribe for 7,362,461 Units at the Issue Price, subject to reduction as a result of take up by Qualifying Shareholders under the Open Offer. These US accredited investors are participating pursuant to a private placement of the Units under Regulation D arranged pursuant to the US Placement Agent Agreement. The US Private Placement is not being underwritten by Nomura.



Qualifying Shareholders will be given the opportunity to apply under the Open Offer for 18,760,169 Units at the Issue Price, free of expenses, pro rata to their holdings of Existing Ordinary Shares on the Record Date, on the following basis:



                  1 Unit for every 13 Existing Ordinary Shares



Fractional entitlements to Units will not be allocated in the Open Offer but will be disregarded and entitlements rounded down to the nearest whole number of Units. Any fractional entitlements that would otherwise have arisen will be aggregated and issued under the UK Placing and the US Private Placement for the benefit of the Company. The Open Offer is only underwritten by Nomura in respect of the number of Units placed under the UK Placing which are subject to clawback under the Open Offer. Nomura will not be underwriting the Units the subject of the US Private Placement or the Units the subject of the Directors Undertakings.



The UK Placing and the Open Offer are conditional, inter alia, upon the UK Placing Agreement having become unconditional and not having terminated in accordance with its terms. The UK Placing Agreement will be conditional, inter alia, on the US Subscription Agreement having become unconditional (subject only to (i) Admission and (ii) the UK Placing Agreement becoming unconditional) and not having been terminated in accordance with its terms and Bingham McCutchen LLP, acting in its capacity as the escrow agent, having been irrevocably instructed to deliver escrowed funds of no less than GBP3.5 million. If the conditions of the UK Placing Agreement are not fulfilled or, if capable of waiver, waived, on or before the relevant time and date specified in the UK Placing Agreement, application monies are expected to be returned (at the applicant's risk), without interest, within 14 days thereafter.



The US Subscription Agreement will be conditional, inter alia, upon the gross proceeds being realised by the Company from the issue of Units pursuant to the US Subscription Agreement of at least GBP3.5 million, on the UK Placing Agreement having become unconditional and not having terminated in accordance with its terms and Admission having taken place. The Offer Shares and Warrants to be issued pursuant to the US Subscription Agreement have not been, and will not be, registered under US securities laws and are being issued pursuant to Regulation D, an exemption from such registration. Accordingly, they may not be offered, sold, assigned, pledged, transferred or otherwise disposed of or otherwise deposited into the Company's ADS facility, by the purchasers in the US Private Placement absent a subsequent registration thereof under such laws or an exemption from such laws.



The Offer Shares will, when issued and fully paid, rank pari passu in all respects with the issued New Ordinary Shares arising as a result of the Capital Reorganisation. Application has been made to the UKLA for the Offer Shares and the Warrants to be admitted to the Official List. Application has also been made to the London Stock Exchange for the Offer Shares and the Warrants to be admitted to trading on its market for listed securities. It is expected that admission to listing of such securities will become effective and dealings in such securities on the London Stock Exchange will commence on 23 December 2003.



A Prospectus produced by the Company and containing details of the UK Placing and the Open Offer together with the Application Form and Form of Proxy are expected to be posted to Qualifying Shareholders today. A copy of the Prospectus has been submitted to the UKLA, and will shortly be available for inspection at the UKLA's Document Viewing Facility, situated at 25 The North Colonnade, Canary Wharf, London E14 5HS.



Qualifying Shareholders will receive with the Prospectus an Application Form containing details of their entitlements to subscribe for Units. The terms of the Open Offer provide that Qualifying Shareholders may make a valid application for any number of Units up to and including their pro rata entitlements as shown on the Application Form.



Shareholders should be aware that the Open Offer is not a rights issue and that entitlements to Units will not be tradeable or sold in the market for the benefit of those who do not apply under the Open Offer.



The latest time and date for acceptance and payment in full under the Open Offer is expected to be 3.00 p.m. on 17 December 2003.



Extraordinary General Meeting



An Extraordinary General Meeting is to be held at 10.00 a.m. on 22 December 2003 at Simmons & Simmons, CityPoint, One Ropemaker Street, London EC2Y 9SS, at which two special resolutions will be proposed, the first to implement the Offerings and the Capital Reorganisation and the second to approve the Capital Reduction.



Expected timetable                                                              2003
Record date for entitlement under the Open Offer                                24 November
Latest time and date for splitting Application Forms                            3.00 p.m. on 15 December
Latest time and date for receipt of Application Forms and payment in full       3.00 p.m. on 17 December
Latest time and date for receipt of Forms of Proxy                              10.00 a.m. on 20 December
Extraordinary General Meeting                                                   10.00 a.m. on 22 December
Dealings expected to commence in the Offer Shares and Warrants                  8.00 a.m. on 23 December
Offer Shares and Warrants in uncertificated form expected to be credited to     23 December
CREST accounts
Definitive certificates for Offer Shares and Warrants in certificated form      by 30 December
expected to be dispatched



Enquiries

Xenova Group plc                             Tel.: 01753 706 600
David Oxlade, Chief Executive Officer
Daniel Abrams, Finance Director

Nomura International plc                     Tel.: 020 7521 2000
David Rasouly

Media Enquiries: Financial Dynamics          Tel.: 020 7831 3113
David Yates
Ben Atwell



Nomura International plc is acting exclusively for Xenova Group plc in relation to the Offerings and is not advising any other person or treating any other person as its client in relation thereto, and will not be responsible to any person other than Xenova Group plc for providing the protections afforded to its clients nor for providing advice in relation to the Offerings nor any other matter referred to in this announcement or the Prospectus.



The Directors of Xenova are the persons responsible for the information contained in this announcement. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.



This announcement does not constitute an offer of or an invitation to purchase or otherwise acquire any Units, Offer Shares, Warrants or any ordinary shares issuable upon exercise of the Warrants that are the subject of the Open Offer in any jurisdiction in which such offer or solicitation is unlawful. The Open Offer is not being made in, or into, the US or Canada. Neither the Units, nor the Offer Shares, nor any Warrants, nor any ordinary shares issuable upon exercise of the Warrants have been, or will be, registered under the US Securities Act of 1933 (as amended), under the securities laws of any state of the US or under the applicable securities laws of Canada, Ireland, Australia or Japan. Accordingly, unless an exemption under any applicable law is available, neither the Units, nor the Offer Shares, nor the Warrants, nor any ordinary shares issuable upon exercise of the Warrants that are the subject of the Open Offer may be offered, sold, transferred, taken up or delivered, directly or indirectly, in the US, Canada, Ireland, Australia or Japan or any of their respective territories or possessions or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement.



This announcement does not constitute an offer of or an invitation to purchase or otherwise acquire, any Units, Offer Shares, Warrants or any ordinary shares issuable upon exercise of the Warrants that are the subject of the US Private Placement. All of the Units that are the subject of the US Private Placement have been previously subscribed for by accredited investors (as defined in Regulation D) in transactions exempt from the registration requirements of the US Securities Act of 1933, as amended. The Units, Offer Shares, Warrants and any ordinary shares issuable upon exercise of the Warrants that are acquired in the US Private Placement will be subject to restrictions on transfer and, with certain limited exceptions, may not be (and are not hereby being) reoffered or resold within the US. No public offering of Units, Offer Shares, Warrants or any ordinary shares issuable upon exercise of the Warrants is being made in the US.



This press release contains "forward-looking statements", including certain forward-looking statements concerning the strategy and competitive strengths, expectations and plans, collaborative revenues, research and development, general and administrative expenses, and operations, performance and financial condition of Xenova Group plc. Such statements may generally, but not always, be identified by their use of words such as "anticipates," "expects," "plans," " estimates," or "believes." Although the Directors of Xenova Group plc believe that the expectations reflected in the forward-looking statements are reasonable, no assurance can be given that the expectations will prove in hindsight correct. Various factors may cause Xenova Group plc's actual results to differ materially from those expressed or implied by the forward-looking statements, including: adverse results in its drug discovery and clinical development programs; failure to obtain patent protection for its discoveries; commercial limitations imposed by patents owned or controlled by third parties; its dependence upon strategic alliance partners to develop and commercialise products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting form its development efforts; the requirement for substantial funding to conduct research and development and to expand commercialisation activities; product initiatives by competitors; and unanticipated difficulties in the integration of acquired businesses. For a further list and description of the risks and uncertainties Xenova Group plc faces, see the reports it has filed with the Securities and Exchange Commission.
  Xenova Group plc disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Definitions



Unless the context requires otherwise, the following definitions apply throughout the announcement:



"Act"                       Companies Act 1985, as amended
"Admission"                 admission of the Offer Shares and the Warrants to the Official List becoming effective in accordance with the Listing Rules and dealings commencing in them on the London Stock Exchange's market for listed securities
"ADSs"                      depositary shares in Xenova issued by The Bank of New York, each representing ten
                            Existing Ordinary Shares
"Application Form"          The application form for the Open Offer, which accompanies the Prospectus
"Board" or "Directors"      The board of directors of Xenova
"Capital Reduction"         The proposed cancellation of the Deferred Shares
"Capital Reorganisation"    the proposed sub-division of each issued Existing Ordinary Share into one New
                            Ordinary Share and nine Deferred Shares and of each authorised but unissued
                            Existing Ordinary Share into ten New Ordinary Shares
"Celltech"                  Celltech Group plc
"certificated form"         a security which is not in uncertificated form
"CREST"                     the United Kingdom paperless share settlement system of which CRESTCo Limited is the Operator (as such term is defined in the Regulations)
"Deferred Shares"           the non-voting deferred shares of 1p each in the capital of the Company arising as a result of the Capital Reorganisation
"Directors' Undertakings"   the irrevocable undertakings of the Directors to take up part or all of their entitlements as Qualifying Shareholders pursuant to the Open Offer
"Dr Tan Undertaking"        the undertaking from Dr Kim Tan to the Company and Nomura not to take up his entitlement under the Open Offer and to procure that NY Nominees Limited, PKF
                            Trustees Limited and Mrs S Tan do not take up their entitlements under the Open
                            Offer, in respect of their aggregate holdings of 24,950,855 Existing Ordinary
                            Shares, such aggregate entitlement being in respect of 1,919,296 Units
"EGM" or "Extraordinary     the extraordinary general meeting of Xenova to be held at Simmons & Simmons,
General Meeting"            CityPoint, One Ropemaker Street, London, EC2Y 9SS at 10.00 a.m. on 22 December
                            2003, or any adjournment or postponement thereof
"Existing Ordinary Shares"  all of the existing authorised unissued and issued ordinary shares of 10p each in the share capital of the Company at the date of this announcement
"FDA"                       The Food and Drug Administration of the US
"Genentech"                 Genentech, Inc.
"Issue Price"               the price of 112.5 pence per Unit payable under the UK Placing, the US Private
                            Placement and the Open Offer
"KS Biomedix"               KS Biomedix Holdings plc
"KS Biomedix Group"         KS Biomedix and its subsidiary undertakings
"Lilly"                     Eli Lilly and Company of Indianapolis, US
"Listing Rules"             the listing rules of the UKLA made under section 74 of the Financial Services and
                            Markets Act 2000
"London Stock Exchange"     London Stock Exchange plc
"Millennium"                Millennium Pharmaceuticals, Inc.
"NASDAQ"                    the National Markets System of the National Association of Securities Dealers
                            Automated Quotation market
"New Ordinary Shares"       the new ordinary shares of 1p each in the capital of the Company arising as a result of the Capital Reorganisation
"Nomura"                    Nomura International plc
"Offer Shares"              the 187,601,690 New Ordinary Shares to be issued by the Company pursuant to the
                            Offerings
"Offerings"                 collectively the UK Placing, the US Private Placement and the Open Offer
"Official List"             the Official List of the UKLA
"Open Offer"                the conditional invitation by Nomura, on behalf of the Company, to Qualifying
                            Shareholders to apply to subscribe for 18,760,169 Units on the terms and subject to the conditions set out or referred to in the Prospectus and in the Application
                            Form
"Overseas Shareholders"     Shareholders with registered addresses outside the United Kingdom or who are citizens or residents of countries outside the United Kingdom
"Prospectus"                the prospectus relating to the proposed Offerings expected to be dated and posted today, 26 November 2003
"Pfizer"                    Pfizer Inc.
"QLT"                       QLT Inc.
"Qualifying Shareholders"   holders of issued Existing Ordinary Shares on the register of members of the
                            Company as at the close of business on the Record Date, other than certain
                            Overseas Shareholders
"Record Date"               24 November 2003
"Regulation D"              Regulation D promulgated under the United States Securities Act of 1933, as amended
"Regulations"               the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended from time to time
"Shareholders"              holders of issued Existing Ordinary Shares
"UK Placing"                the conditional placing of 11,360,578 Units (which are not the subject of the
                            Directors' Undertakings or the US Private Placement) by Nomura
"UK Placing Agreement"      the placing and open offer agreement dated 26 November 2003 between the Company and Nomura
"UK" or "United Kingdom"    the United Kingdom of Great Britain and Northern Ireland
"UKLA"                      the UK Listing Authority, being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial
                            Services and Markets Act 2000
"uncertificated form"       a security which is for the time being recorded on the relevant register of members as being held in uncertificated form in CREST, and title to which may, by virtue of the Regulations, be transferred by means of CREST
"Units"                     the units, each comprising 10 Offer Shares and 3 Warrants, to be issued pursuant to the UK Placing, the US Private Placement and the Open Offer
"US", "USA" or "United      the United States of America, its territories and possessions, any state of the
States"                     United States of America and the District of Columbia
"US Private Placement"      the conditional private placement in the US of 7,362,461 Units (which are not the subject of the Directors' Undertakings or the UK Placing)
"US Subscription Agreement"  the securities purchase agreement dated 26 November 2003 pursuant to which certain accredited investors in the US Private Placement have, subject to certain conditions, entered into binding commitments with the Company to subscribe for
                            7,362,461 Units at the Issue Price
"Warrants"                  56,280,507 registered equity warrants to be issued pursuant to the UK Placing, the US Private Placement and the Open Offer, each entitling the holder thereof to subscribe for one New Ordinary Share at a price per share of 12.5p (subject to adjustment) during a period from 1 July 2004 to 31 December 2008
"Xenova" or "the Company"   Xenova Group plc
"Xenova Group" or the "     Xenova and its subsidiaries and subsidiary undertakings from time to time or any
Group"                      one of them as the context may require
"Xenova Shares" or "        ordinary shares with a nominal value of 10 pence each in the share capital of
Ordinary Shares"            Xenova, or ordinary shares into which any such ordinary shares may, from time to time, be sub-divided or consolidated


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 26 November, 2003